Exhibit 99.16
October 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended Sept 30, 2005.
Reuters
Interviewee: Suresh Senapaty, Executive VP & Chief Financial Officer
Reuters
Please take me through your numbers.. I just got the release
Suresh Senapaty
this quarter, it was growth in all our businesses. IT business grew by 8.1% in dollar terms, and more than 9% in rupee terms and Indian IT services, sequential growth of 15%, and PBIT had a growth of 33%. Overall, sequentially PAT has grown by 11%, and YOY it has grown about 16%. We added highest number of employees too
Reuters
What was the reason for this, because of growth in demand and ....
Suresh Senapaty
Yes, it is true in the sense that there was 11% sequential growth in volume. The highest people headcount addition of 5600 in the last quarter and the highest person month adds.
And also I think if you look at the practices, the verticals, the growth has been lead by financial services – double digit growth, technology services – double digit growth. in fact if you look at financial services over the last 9 quarters, 8 quarters have been 50% YOY, and if you look at our practice side, the TIS has grown double digits, testing has grown double digits, enterprise application has grown about 8% sequentially, if you look at YOY, Testing has grown about 80% and TIS has grown 68% YOY. And if you look at geography, again, we have double-digit growth from Europe that is the star geography.
Reuters
Okay, coming to operating margin, you said sequentially it has gone up by 40 basis points, what were the numbers exactly?
Suresh Senapaty
24.4% in our global IT services, which is a combination of the IT services as well as the BPO, so this is versus 24% a quarter ago.. if you want.
Reuters:
Okay, but it is only for global IT. Overall consolidated margin has reduced.
Suresh Senapaty
Consolidated margin of Wipro Limited — if you look at Wipro’s operating margin was 13% versus previous quarter of 18%.
Reuters:
So, consolidated margins are down. What is the reason for that?
Suresh Senapaty

It is basically because of the mix of the business, you know because the Infotech services grew very fast, because their September quarter and March quarters are always far superior, so therefore the mix of businesses are not similar.
Reuters:
Okay, now what about the salary increases this quarter, I mean what is the average percentage.
Suresh Senapaty
There wasn’t any salary increase in Q2, It is expected to be a compensation increase for offshore in the current quarter, which is Q3. It will be effective from 1st of November, and the increase will be about an average 12%, impacting our margins by about 1.5%.
Reuters:
The global IT margins?
Suresh Senapaty
The global IT services. In BPO services there was a compensation increase effective from 1st of October, but if you look at from the margin outlook perspective, we think there are enough levers in terms of the offshore and onsite mix, we were able to mitigate significant part of this increase, and hence we would look forward to a very narrow range movement on operating margin in the current quarter.
The good news on the margin front was that we had a strong margin expansion in our BPO business by about 400 basis points. it is about 13.13%.
Reuters:
But what is the basic outlook in the BPO business — has it stabilized?
Suresh Senapaty
I think we have seen fair amount of stability, we are on track vis-à-vis the plan that we have set for ourselves in terms of using the mix of transaction processing business there. The growth continues to be very muted growth, and we think it will take another few quarters for us to go back to the growth trajectory. Operations are stabilizing, and reflection of that is in the operating margin expansion. The transaction processing or the non-voice part of the business has increased its share by one percentage point, and quarter after quarter we will see increase in that share.
Reuters:
But has the rupee helped you? Has it helped you boost in someway?
Suresh Senapaty
It has helped, but you know the point is that if you look at rupee-dollar, I mean we typically have forward covers and we do on the basis of cash flow hedging system. From that perspective, we had an average realization of about Rs. 44 to a dollar. While in the current quarter rupee is depreciating, we do not think we will participate in a large way, primarily because we are hedged forward. we have outstanding hedge of about $570 million as of 30th of September’2005, and we deal in the range of Rs. 43 to 44 a dollar.
But as of 30th September, we have an OCI of Rs. 195 million. What this OCI means is the forward cover that is compared on this spot rate as of 30th September, but because there are hedges for the subsequent period, we get the benefit of Rs. 195 million, which will flow in into quarters for which it has been hedged.
Reuters:

That is in the coming quarters?
Suresh Senapaty
But this is the total till the end of the year, not for quarter. It is different in different periods, because we have hedges which are over a few quarters.
Reuters:
Basically, Rs. 195 million will see being accrued over March quarters actually. And, wanted to ask you about the telecom business, there has been a talk that the general volume growth is not as much as expected. What is the outlook?
Suresh Senapaty
Our technology business grew double-digit sequential.That includes both the Telecom and the non-telecom part of the business.
Reuters:
Okay, and what is the full year hiring plans just now, I mean you have already added quite a bit this quarter, but ...
Suresh Senapaty
We had a very good net add of people in the software services in Q1 and in Q2. We will have a fair amount of campus joins in the current quarter also. We would not be able to hazard a guess in terms of what the actual head count would be, but if you look at guidance, which is about 7.5% sequentially versus 6% guidance last quarter, which we have done much better. These are primarily going to come from volume, because this 7.5% guidance is despite the fact that we will have less number of working days in the current quarter due to more number of holidays.
Reuters:
Okay, so 7.5 you are talking about the global IT revenue growth.
Suresh Senapaty
That is right. Revenue of $430.7 Mn is going up to about $463 million.
Reuters:
And what about the big deals? There is the General Motors, and now there is also talk about UniLever opening out its major outsourcing contract, what is your outlook on getting those large size deals?
Suresh Senapaty
You know, if you look at Wipro in fact lead those trends of big wins. I mean if you look at the past , look at Lattice, I mean most of them are more than $20 million contracts. The trend of increasing guidance for Q3, is an indication of the fact that there is traction in the market place though some of them are medium and large deals. So, we are at it, all I could say is that you cannot be sure unless it is finalized, but the outlook looks very promising.
Reuters:
Okay, both GM and..., would you like to say if you are in ...
Suresh Senapaty
With GM continues to be a strategic customer for us.
Reuters:

And what about UniLever deal? Are you also going for the deal?
Suresh Senapaty
I cannot comment at this stage. However, I could talk about that, we are in the filed.
Reuters:
Okay, and one point, the acquisitions because the last Mr. Premji had said that you are going to be more active on acquisitions. Is there any indication that you are getting closer?
Suresh Senapaty
We have already made quite a few enquiries. We have been more active in the last quarter and we are there in the field, but we can talk about any particular deal only after it comes to closure and not half way. But definitely we are active.
Reuters:
One small point, in China what is your outlook, how far is it working towards expansion?
Suresh Senapaty
China, we are present there with a center in Shanghai, and in Beijing. Primarily the opportunity that we are looking at China is whatever is led by customers of ours, and also in terms of we trying to offer that as an alternative location for our customers which are large.
Reuters:
But how many people are there now?
Suresh Senapaty
Today there are about 30-40.
Reuters:
That is all. And any plans to expand it?
Suresh Senapaty
We are not talking expressively in numbers because it is dependent on the function of customers. So, otherwise we are very much on the track and primarily we are delivering the requirement of the multinational customers wherever they have a operations in China.
Reuters:
What was the average BPO pay hike?
Suresh Senapaty
We have not shared that, but all I can say is that it is compatible with industry standards.
Reuters:
Thanks a lot.
Suresh Senapaty
Thank you.